Free Writing Prospectus

VanEck Merk Gold Trust

2024-07-25 Axel Merk/Oliver Renick - Schwab Network

0001546652

Pursuant to 433/164

333-274643

Morning Trade Live – Schwab Network

Oliver Renick:

Stocks are getting whacked right now, but at least one thing is working. That’s gold. Bitcoin’s up, too, today. Those are really the only ones, alongside crude oil as well. Let’s talk gold with Axel Merk, joining us, president and chief investment officer at Merk Investments.

Axel, welcome back to the show. Thanks for being here.

Axel Merk:

Good morning. Good to be with you.

Oliver Renick:

You got gold on your mind? I feel like last time we talked to you, you had gold on your mind. We put in new records for gold, pulled back a little bit. What’s kind of your take generally on why we’re at new highs?

Axel Merk:

Well, gold is the sort of thing you’re always glad you had in your portfolio, but never quite know why you want to have it for the future.

The reason it’s on my mind is because a lot of pieces are falling into place that are historically good for the price of gold, most notably an economy that’s weakening, a Federal Reserve that’s cutting in the context of general equity prices that, in many people’s minds, are overvalued.

So people are looking for diversification and today, not like every day is like today, is like the poster child, that equities are down, people are looking for diversification and gold is the, quote-unquote, safe haven. Obviously that’s not safe, either, because it’s volatile, but it’s the sort of thing that gets people’s attention.

Oliver Renick:

Okay. It seems like it really has proven itself throughout a lot of different regimes in the last couple years when we had bear market in stocks, when we had bull market in stocks, when we had real high inflation, when we had kind of recovery from inflation. It’s found its way through a lot of this in a fairly unique way. So does that bring in more interest, or is the marginal speculator going for crypto ETFs and stuff?

Axel Merk:

Well, I generally see that there are three types of gold investors. The one, concerned about the purchasing power of the dollar, that includes concern about the deficits ahead. That view, I think those investors are there because no matter who wins this election, I think that that view is going to persist.

The second one is the diversification investor. That works most of the time. Gold has just about zero correlation to equities in the long run. It doesn’t mean it’s never correlated. These correlations morph in and out. 2022 was a bad year for that, but most of the time gold serves its function as diversification.

Then the third type of investor is the speculator. Those are mostly with the meme stocks and crypto. That said, in recent weeks there has been more tension on it and so when there’s a trend, those folks might come in. That exacerbates volatility that has been actually quite low in price of gold over the last couple of years, though of latest, picked up a little bit.

Oliver Renick:

Tell me about your fund and partnership with VanEck, the Merk Gold Trust, O-U-N-Z, OUNZ, great ticker, little bit different than other funds. You can actually take delivery of gold?

Axel Merk:

Yes. So the core functionality serve the same purpose that you can buy gold on the exchange, just like the big competitors, with a key differentiator that investors can take delivery. It’s not just a theoretical option. We’ve had about 300 ounces to be delivered this year and obviously most investors don’t like to have the London bars that we hold in London. London bars are these big James Bond-type-looking gold chunks, approximately 400 ounces, but we facilitate an exchange into coins.

By the way, taking delivery in itself is not a taxable event because you own the underlying gold. You’re just taking delivery of it. We have a very straightforward process and most people, again, don’t take delivery, but they appreciate this optionality. What it means in practice for us is that we have more long-term investors in the fund.

Oliver Renick:

You like to see Costco and Walmart selling gold? Or does that take some of the appeal out of the investment vehicle?

Axel Merk:

No. Of course, the more avenues there are to buy gold, the better it is.

The one thing that’s somewhat similar is our gold delivery mechanism is one way, just like you can’t go back to Costco to go back. So when we started this fund in 2014, some dealer said, “Oh my God, there’s going to be a competition because now you can buy gold on the exchange and actually take delivery.”

The reason why there’s still a function for the local coin dealer is because, at some point, you want to have a relationship if you ever want to sell those coins again. So the coin dealers have actually been quite supportive of these things, and I would think they’re also not afraid of Costco in that sense because it just broadens the group of people buying gold.

Oliver Renick:

Fair enough. Got a price target? Hit me, Axel.

Axel Merk:

We try not to because I don’t like to have my foot in my mouth too much. The price of gold can take off significantly if those speculators go back into the market. Historically, it’s often correlated to what real rates are, but the worst the economy is in some ways, the better the price of gold is potentially going to be.

Oliver Renick:

Okay. So you want us basically, I mean, you don’t want us, but the price of gold, you want the economy to slow down, and you wouldn’t mind if inflation stuck around, too. That’s kind of like the ideal gold scenario. Stocks come off, little stagflation, little slow down.

Axel Merk:

Well, just like any other assets, it’s what’s going to happen or perceived to happen in the future, and so gold ultimately competes with cash. If you’re going to get rewarded for holding cash over the medium term, why would you hold gold? So when real interest rates are high, then gold is suffering.

In that sense, though, it matters what the bias is of the Federal Reserve. So ever since last October when the Federal Reserve indicated they might lower rates, even though they haven’t done a thing yet, that is supportive to the price of gold. If they were to change their tune and saying, “Hey, we got to be tough,” for whatever reason, then that is a headwind. But for the time being, that’s why I mentioned a slowing economy is good.

And by the way, a hard landing is better for the price of gold because then equities do really poorly-

Oliver Renick:

Exactly.

Axel Merk:

... and people are looking for diversification. A soft landing scenarios, equities might do just fine and fewer people are looking for diversification.

Oliver Renick:

You’re right. Good argument. Thanks, Axel. Appreciate it.

Axel Merk:

My pleasure.

Oliver Renick:

Axel Merk, president and chief Investment officer at Merk Investments. OUNZ, O-U-N-Z, is the font. OUNZ, love saying that, with the Z, OUNZ.

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The issuer has filed a registration statement with the SEC for offering to which this communication relates. Before you invest, you should read the prospectus and other documents.

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